CREDIT SUISSE GROUP Paradeplatz 8 CH-8070 Zurich	Phone Fax	+41 (0) 44 333 17 00 +41 (0) 44 333 17 90 www.credit-suisse.com renato.fassbind@credit-suisse.com

Dr. Renato Fassbind
Member of the Executive Board
Chief Financial Officer

April 14, 2010

VIA COURIER AND FAX (1(703)813-6984)

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549

Re:	Staff Letter of March 29, 2010

Dear Ms. Van Doorn:

Credit Suisse Group AG (“Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 29, 2010 requesting certain information related to repurchase agreements, securities lending transactions and other transactions involving the transfer of financial assets (the “Staff Letter”).

Credit Suisse hereby confirms that it does not account for any of its repurchase agreements as sales for accounting purposes in its financial statements, and has not done so for any relevant period referred to in the Staff Letter.

Credit Suisse accounts for all of its repurchase agreements as collateralized financings, and, in response to the Staff’s request, the table below quantifies the average quarterly balance, period-end balance and maximum balance at any month-end of such agreements for each quarter in the last three years.

    Ms. Van Doorn
    Senior Assistant Chief Accountant
    April 14, 2010

Credit Suisse Group AG Repurchase Agreements accounted for as Collateralized Financings (in CHF millions)
Quarter Ending	Average Balance*	Period-end Balance	Maximum Balance at any month-end during the Period
March 31, 2007	274,308	237,834	320,332
June 30, 2007	282,453	233,525	344,340
September 30, 2007	291,926	244,875	350,617
December 31, 2007	300,785	243,158	370,901
March 31, 2008	286,692	213,414	366,540
June 30, 2008	304,993	219,705	397,578
September 30, 2008	310,543	244,474	416,231
December 31, 2008	248,458	211,002	274,748
March 31, 2009	226,910	224,903	244,557
June 30, 2009	209,334	192,716	214,119
September 30, 2009	184,323	167,719	196,934
December 31, 2009	166,080	163,615	169,921

* The average balance is calculated as the arithmetic average of the balances as of the end of each of the three months in the quarter and the quarter’s opening balance.

Credit Suisse’s management of its financial resources includes limits allocated on various metrics that are designed to maximize returns while managing risk.  Balance sheet usage and risk-weighted asset limits are set by our Capital Allocation and Risk Management Committee, a committee that includes the Chief Executive Officers of the Group and the divisions, the Chief Financial Officer, the Chief Risk Officer and the Treasurer.  While we monitor limits on a daily basis for risk management purposes, balance sheet limits allocated to the divisions were set as quarter-end requirements for 2007 and 2008.  In 2009, balance sheet limits were set as the average of month-end balances each quarter, reflecting our client flow, capital-efficient strategy and leverage ratio requirements to be phased in by 2013.  Within the Investment Banking division, these balance sheet limits were implemented as month-end requirements and, consistent with our strategy, balance sheet limits were reduced in 2009.  The lower balances resulted in a decrease in repurchase agreements used to finance those assets.

Sales, trading and capital markets activity during any given quarter, and related asset balances, reflect both market opportunities and the impact of allocated balance sheet and risk-weighted asset limits.  Any related collateralized financings of these assets fluctuate similarly.  Accordingly, average and maximum month-end balances in any given quarter tend to be above the quarter-end balances.  In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturity terms, also contribute to asset balances of repurchase agreements accounted for as collateralized financings.  These matched book trades, on which Credit Suisse earns a spread and which Credit Suisse believes are relatively risk free, can be executed to mature at dates other than quarter-end, contributing to higher balances during any given quarter than at quarter end.

Investment Banking  ●  Private Banking  ●  Asset Management

   Ms. Van Doorn
   Senior Assistant Chief Accountant
   April 14, 2010

Credit Suisse hereby confirms that it does not have any securities lending transactions that we account for as sales pursuant to the guidance in ASC 860, and that it has not had any such transactions for any relevant period referred to in the Staff Letter.

Credit Suisse hereby confirms that it does not have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets similar to repurchase or securities lending transactions that we account for as sales (pursuant to the guidance in ASC 860), and that it has not had any such transactions for any relevant period referred to in the Staff Letter.

Following the April 1st discussion among you, Associate Director Barry Summer and our outside counsel, Mr. Michael Volkovitsch of Cleary Gottlieb, we understand that the Commission expects all issuers who received the Staff Letter to provide as much information in response as soon as possible.  We are working diligently to collect and review the relevant data from our various operating units and will provide a complete written response to the single remaining request for information included in the Staff Letter (that concerning offsetting financial assets and liabilities where a right of setoff does not exist) as soon as possible, and in any event no later than April 30, 2010.

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

       Very truly yours,

       CREDIT SUISSE GROUP AG

       /s/ Renato Fassbind

       Renato Fassbind
       Member of the Executive Board
       Chief Financial Officer

cc:       Barry Summer
Associate Director
Division of Corporation Finance
Securities and Exchange Commission

Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Investment Banking  ●  Private Banking  ●  Asset Management

      Ms. Van Doorn
     Senior Assistant Chief Accountant
     April 14, 2010

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group AG

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Investment Banking  ●  Private Banking  ●  Asset Management